UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 8, 2011, Aeterna Zentaris GmbH (“Aeterna GmbH”), a wholly-owned subsidiary of Aeterna Zentaris Inc. (collectively with Aeterna GmbH, “Aeterna”), and Yakult Honsha Co. Ltd. (“Yakult”) announced that they had agreed to the terms of an exclusive development, commercialization and licensing agreement for the development, registration and marketing of perifosine for Japan.  Under the terms of the agreement, Aeterna has received from Yakult an initial €6.0 million (approximately $8.3 million) upfront payment and will be entitled to receive up to an additional €44.0 million (approximately $60.9 million) in payments upon achieving certain pre-established milestones, including clinical and regulatory events in Japan.  Aeterna has also agreed to supply perifosine to Yakult on a cost-plus-basis.  If Yakult receives approval to market and sell perifosine, Aeterna will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.  In addition, under the agreement, Aeterna agreed to use commercially reasonable efforts to develop, manufacture and commercialize perifosine outside of Japan for specific indications, and Yakult is responsible for the development, registration and commercialization of perifosine in Japan.  Either party may terminate the agreement for the material, uncured breach by the other party and in certain events of bankruptcy or insolvency of the other party.

The foregoing description of the license agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the license agreement, which is attached to this current report as Exhibit 99.1 and is incorporated by reference herein.

DOCUMENTS INDEX

Documents Description

99.1†	License Agreement for Perifosine by and between Aeterna Zentaris GmbH and Yakult Honsha Co., Ltd., dated March 8, 2011.

†              Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	March 31, 2011	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer